

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 19, 2006

Mr. Stephen M. Merrick
Executive Vice-President and Chief Financial Officer
CTI Industries Corporation
22160 North Pepper Road
Barrington, Illinois 60010

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter ended March 31, 2006**
> **File No. 0-23115**

Dear Mr. Merrick:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Financial Condition, Liquidity and Capital Resources, page 32

2. Since your tangible net worth at December 31, 2005 appears to be less than the minimum tangible net worth of $3,500,000 specified in the financial covenants of your Loan Agreement entered into on February 1, 2006, please tell us if you were in compliance with your financial covenants on the date of your audit opinion.

Contractual Obligations, page 35

3. Please revise the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Consolidated Statement of Operations, page F-4

4. You excluded gains of $122,499 in 2004 and $28,007 in 2003 on the sale of assets from income (loss) from operations. Please tell us how you determined that it was appropriate to exclude the gains from the sale of operating assets from your income from operations given the guidance of paragraph 45 of SFAS 144.

Consolidated Statements of Cash Flows, page F-6

5. You disclosed the effect of exchange rate changes on cash of $(239,797), $157,884 and $(227,966) in 2005, 2004 and 2003. Please tell us and quantify the reasons for these significant changes in cash due to foreign exchange rate changes. Please refer to paragraphs 25, 101 and 146 of SFAS 95.

6. Please present trade payables in a separate line item from accrued and other liabilities in the operating activities section of your statements of cash flows. See paragraph 29 of SFAS 95.

Note 1 – Summary of Significant Accounting Policies, page F-7

Property, Net of Accumulated Depreciation, page F-8

7. Please disclose the circumstances under which you compute depreciation expense using the straight-line method and the declining-balance method for each major class of depreciable asset. Please refer to APB 12.

Note 6 – Debt, page F-12

8. Please disclose if any waivers were obtained from your creditors to waive compliance with your financial covenants as well as any amendment to your financial covenants as of December 31, 2005. If you were not in compliance with all financial covenants, please disclose the specific debt covenants that you were not in compliance with, the duration of each waiver, and the amounts and forms of consideration that you paid, if any, to obtain the waivers. Please also disclose the following:

    - the terms of the ratios in your financial covenants,
    - if your credit facility has any subjective acceleration clauses, and
    - whether each of your various debt arrangements have cross default provisions.

    Please also revise the financial condition, liquidity and capital resources disclosures within the management's discussion and analysis to include the disclosures requested above.

Note 9 – Other Income/Expense, page F-15

9. You recognized other income of $395,489 in 2004 and $428,125 in 2003. Please tell us why you classified the reversal of liabilities previously recognized as operating expenses in the other income/expense line, which is outside of income (loss) from operations. Please be sure to address in your response the appropriateness of your classification based on the materiality of other income in relation to the income (loss) from operations.

Note 13 – Goodwill and Intangible Assets, page F-16

10. You made references to the use of a valuation consulting firm to conduct an evaluation of goodwill in your Mexican subsidiary. Please disclose in the filing the name of the independent valuation consulting firm or remove your reference to the use of the expert.

Note 15 – Sale Leaseback of Building – Related Party, page F-18

11. You disclosed that you fully recognized a deferred gain of $160,000 on the sale and leaseback of a building in which officers/shareholders had a controlling interest. Please tell us if you are still leasing the building given that the 10 year lease term did not expire until 2009. Since four years remain on the lease term, please cite for us authoritative accounting literature that permits you to fully recognize the deferred gain. Please also tell us the line item where you have recognized this gain in your statement of operations. Please also discuss and analyze the impact of the full recognition of this deferred gain in management's discussion and analysis.

Note 18 – Geographic Segment Data, page F-20

12. You disclosed in your Business Overview that you develop, produce, market and sell two principal lines of products – novelty products and specialty and printed films and flexible containers. You also disclosed that your operations consist of a business segment which designs, manufactures and distributes film products. As noted on page 16, all of your film products and pouches are produced in Barrington, Illinois and all of your latex balloon products are produced in Guadalajara, Mexico. Please tell us what you consider to be your operating segments and why. Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131. Please also tell us how you met the aggregation criteria in paragraph 17 of SFAS 131 to include each operating segment in the reportable segment you did.

Note 19 – Litigation, page F-21

13. Revise your disclosure to clarify whether you believe that the resolution of the pending and threatened legal proceedings will have a material adverse effect on cash flows.

Form 10-Q for the quarter ended March 31, 2006

Financial Condition, Liquidity and Capital Resources, page 7
Note 8 – Bank Loan, page F-8

14. Since your tangible net worth and EBITDA as of March 31, 2006 appear to be less that the minimum tangible net worth and the minimum cumulative 2006 EBITDA specified in the financial covenants, please disclose if you are in presently in compliance with your financial covenants.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief